UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 6

GREENWAY MEDICAL TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

CRESTVIEW ACQUISITION CORP.

VCG HOLDINGS, LLC

(Name of Filing Persons (Offerors))

VISTA EQUITY PARTNERS FUND IV, L.P.

VITERA HEALTHCARE SOLUTIONS, LLC

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

39679B 103

(CUSIP Number of Class of Securities)

Brian Sheth

Michael Fosnaugh

Vista Equity Partners Fund IV, L.P.

401 Congress Avenue

Suite 3100

Austin, Texas 78701

(512) 730-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Breach, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$643,638,608	$82,901

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 29,828,204 shares of voting common stock, par value $0.0001 per share, at an offer price of $20.35 per share. The transaction value also includes 3,729,888 shares issuable pursuant to outstanding options with an exercise price less than $20.35 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $20.35 minus such exercise price and (y) dividing such product by the offer price of $20.35 per share. The calculation of the filing fee is based on information provided by Greenway Medical Technologies, Inc. as of September 19, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $82,901	Filing Party: Crestview Acquisition Corp VCG Holdings, LLC Vista Equity Partners Fund IV, L.P. Vitera Healthcare Solutions, LLC

Form of Registration No.: Schedule TO	Date Filed: October 4, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (together with this Amendment No. 6 and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) VCG Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Crestview Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), (iii) Vitera Healthcare Solutions, LLC, a Delaware limited liability company that is wholly-owned by VEPF IV (“Vitera”) and (iv) Vista Equity Partners Fund IV, L.P., an affiliate of each of Parent, Purchaser and Vitera (“VEPF IV”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Greenway Medical Technologies, Inc., a Delaware corporation (the “Company”), at a price of $20.35 per Share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 4, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on November 1, 2013. The Depositary has advised us that 27,288,592 Shares were validly tendered and not properly withdrawn (not including 388,302 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 91.3% of the outstanding Shares on November 1, 2013. All Shares that were validly tendered and not properly withdrawn have been accepted for purchase and paid for by Purchaser.

As a result of the purchase of Shares in the Offer, Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Parent intend to effect a “short form” merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Parent or Purchaser immediately prior to the effective time of the Merger, or any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price shall be canceled and cease to exist.

On November 4, 2013, VEPF IV issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(9)	Joint Press Release issued by Greenway Medical Technologies, Inc. and Vista Equity Partners Fund IV, L.P. on November 4, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRESTVIEW ACQUISITION CORP.

By	/s/ James P. Hickey
Name:	James P. Hickey
Title:	President
Date:	November 4, 2013

VCG HOLDINGS, LLC

By	/s/ James P. Hickey
Name:	James P. Hickey
Title:	President
Date:	November 4, 2013

VISTA EQUITY PARTNERS FUND IV, L.P.

By	Vista Equity Partners Fund IV GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member
Date:	November 4, 2013

VITERA HEALTHCARE SOLUTIONS, LLC

By	/s/ Laurens Albada
Name:	Laurens Albada
Title:	Chief Financial Officer
Date:	November 4, 2013

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 4, 2013.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by the Company, Vista Equity Partners Fund IV, L.P. and Vitera Healthcare Solutions, LLC (an affiliate of Vista Equity Partners Fund IV, L.P.) on September 23, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 23, 2013).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on October 4, 2013.*

(a)(5)(A)	Verified Class Action Complaint dated October 7, 2013 (Booth Family Trust IRA v. Greenway Medical Technologies, Inc., et al.).*

(a)(5)(B)	Verified Amended Class Action Complaint dated October 9, 2013 (Booth Family Trust IRA v. Greenway Medical Technologies, Inc., et al.).*

(a)(5)(C)	Memorandum of Understanding, entered into as of October 25, 2013 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule 14D-9 filed with Amendment No. 3 to the Schedule 14D-9 by the Company with the Securities and Exchange Commission on October 25, 2013).*

(a)(8)	Joint Press Release issued by the Company and Vista Equity Partners Fund IV, L.P. on October 4, 2013.*

(a)(9)	Joint Press Release issued by Greenway Medical Technologies, Inc. and Vista Equity Partners Fund IV, L.P. on November 4, 2013.

(b)(1)	Debt Commitment Letter among VCG Holdings, LLC, Vitera Healthcare Solutions, LLC, Jefferies Finance LLC, Bank of Montreal and BMO Capital Markets Corp., dated September 20, 2013.*

(d)(1)	Agreement and Plan of Merger, dated as of September 23, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 23, 2013).*

(d)(2)	Confidentiality Agreement, dated as of June 14, 2013, by and between Vista Equity Partners III, LLC and the Company.*

(d)(3)	First Amendment to Confidentiality Agreement, dated as of September 6, 2013, by and between Vista Equity Partners III, LLC and the Company.*

(d)(4)	Limited Guaranty, dated as of September 23, 2013, delivered by Vista Equity Partners Fund IV, L.P. in favor of the Company.*

(d)(5)	Equity Commitment Letter, dated as of September 23, 2013, from Vista Equity Partners Fund IV, L.P. to Parent.*

(d)(6)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Investor Group L.P.*

(d)(7)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Investor Growth Capital Limited.*

(d)(8)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Pamlico Capital II, L.P.*

(d)(9)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and W. Thomas Green, Jr.*

(d)(10)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Wyche T. Green, III.*

(d)(11)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Robert Hensley.*

Exhibit No.	Description

(d)(12)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Neal Morrison.*

(d)(13)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Thomas T. Richards.*

(d)(14)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Walter Turek.*

(d)(15)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Noah Walley.*

(d)(16)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Gregory H. Schulenburg.*

(d)(17)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and James A. Cochran.*

(d)(18)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and William G. Esslinger, Jr.*

(g)	None.

(h)	None.

* Previously Filed